
May 26, 2022

Alex Ko
Senior Executive Vice President & Chief Financial Officer
Hope Bancorp, Inc.
3200 Wilshire Boulevard, Suite 1400
Angeles, California 90010

> **Re: Hope Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 000-50245**

Dear Mr. Ko:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Selected Financial Data, page 28

1.  We note the disclosure of various asset quality ratios on page 29. We also note that some of these ratios are specifically required to be disclosed by Item 1405(a) of Regulation S-K and that the net charge-offs to average loans outstanding by financial statement loan category is provided on page 54. Please represent to us that, in future filings, you will specifically discuss the factors that drove material changes in the required ratios as stipulated in Item 1405(b) of Regulation S-K or tell us where you have disclosed this information or why it is not warranted.

Critical Accounting Policies
Allowance for Credit Losses, page 31

2.  You disclose that your allowance for credit losses on loans estimate is not limited to

current and projected economic conditions, the adequacy of and value of underlying collateral on real estate loans, the financial strength of the borrower, qualitative assessments and other factors.  Please provide us proposed revised disclosure to be included in future filings that:

- Identifies the key quantitative inputs used in your estimate of the allowance for credit losses and reserve for unfunded commitments;
- Indicates and quantifies how these key quantitative inputs changed from period to period;
- Quantifies the qualitative component of your estimate and how it interacts with the quantitative component during the period; and
- Provides a sensitivity analysis of the impact on the current estimate of reasonably likely changes in the key quantitative inputs.

In your response, provide the key quantitative inputs you used from the Moody's consensus scenario at 12/31/21 and its baseline scenario at 12/31/20 as referenced in the last paragraph on page F-11. Clarify whether you consider the identified DGP, unemployment rates, interest rates and commercial real estate prices to be your key quantitative inputs.  See Item 303(b)(3) of Regulation S-K.

Results of Operations
Net Interest Margin and Net Interest Rate Spread, page 35

3. Please tell us what basis you used to calculate the average balances and yields/rates presented here. If other than on a daily basis, tell us why the average you used is appropriate. In any regard, represent to us that, in future filings, you will disclose the basis for your average computations as required by Item 1401(c) of Regulation S-K.

Financial Condition
Loan Portfolio
Maturity of Loans, page 50

4. We note that you provide aggregated fixed rate versus variable rate information for your loan portfolio presented at the bottom of the table on page 50. Please represent to us that, in future filings, you will provide this disclosure for each category of loans presented in your financial statements as required by Item 1404(b) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies
Allowance for Credit Losses ("ACL"), page F-11

5. In the third paragraph on page F-12, you disclose that you recorded an ACL for expected credit losses on accrued interest receivable, or AIR, related to loans with COVID-19 payment deferral modifications. Please tell us if your expected credit losses assessment includes AIR on loans other than your COVID-19 modified loans. To the extent that you elected not to consider AIR in your estimates of expected credit losses

for any loan classes under ASC 326-20-30-5A, represent to us that in future filings, you will revise your disclosures to identify those classes and specifically indicate that you made these elections because you write off uncollectible accrued interest in a timely manner. Further, indicate what time periods you consider timely at the individual class of loan level as required by ASC 326-20-50-3C. In your response, to the extent appropriate, tell us those time periods or tell us where you have made the required disclosure in your filing.

Note 4: Loans Receivable and the Allowance for Credit Losses, page F-23

6. In the second paragraph on page F-26, you disclose aggregate interest income reversal for loans being placed on nonaccrual status for 2021 and 2020. Please tell us whether this disclosure is intended to represent your election under ASC 326-20-35-8A. If so, represent to us that in future filings you will disaggregate the amounts reversed against interest income by loan portfolio segment as required by ASC 326-20-50-3D.

7. Please represent to us that you will provide discussion of the risk characteristics relevant to each of your loan portfolio segments as required by ASC 326-20-50-11. Otherwise, tell us where you have made these disclosures in your filing or why they are not warranted.

8. In the second table on page F-27 you provide detail of your collateral dependent loans. Please represent to us that in future filings you will disclose, by class of receivable, the extent to which collateral secures your collateral-dependent loans and any significant changes therein as required by ASC 326-20-50-20. Otherwise, tell us where you made these disclosures in your filing or why they are not warranted.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance